SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Interlake Corporation
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    458702107
                                    ---------
                                 (CUSIP Number)


                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 15, 1997
                            -------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                               Page 1 of 19 pages

                        Exhibit Index appears on page 14

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 2 of 19 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                          13-3321472
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY     8)   SHARED VOTING POWER
  OWNED BY              925,100 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH             9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        925,100 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 925,100 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.0% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 3 of 19 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                         13-3746015
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8)   SHARED VOTING POWER
  OWNED BY              184,100 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH            9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        184,100 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 184,100 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .8% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 4 of 19 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY     8)   SHARED VOTING POWER
  OWNED BY              158,000 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH             9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        158,000 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 158,000 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               CO

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 5 of 19 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                          13-3544838
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                AF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY     8)   SHARED VOTING POWER
  OWNED BY              1,109,200 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH             9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,109,200 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 1,109,200 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 6 of 19 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                            13-3537972
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY     8)   SHARED VOTING POWER
  OWNED BY              1,267,200 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH             9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,267,200 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 1,267,200 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               CO

                                  SCHEDULE 13D
CUSIP No.  458702107                                        Page 7 of 19 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)     SEE ITEM 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
               AF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
  SHARES          --------------------------------------------------------------
  BENEFICIALLY     8)   SHARED VOTING POWER
  OWNED BY              1,267,200 (See Item 5)
  EACH REPORTING
  PERSON          --------------------------------------------------------------
  WITH             9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,267,200 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
         PERSON 1,267,200 (See Item 5)

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
             IN

                                  Schedule 13D

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $1.00 par value (the "Common Stock"), of The Interlake Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 550 Warrenville Road, Lisle, Illinois 60532.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and Dickstein Focus and makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International. Mark Dickstein is the president and sole director of Dickstein Inc.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 660 Madison Avenue, New York, New York 10021. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 660 Madison Avenue, New York, New York 10021.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $3,327,074, $824,637 and $570,437, respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.   PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the

Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 1,267,200 shares of Common Stock, representing approximately 5.5% of the Common Stock outstanding. Dickstein & Co. owns 925,100 of such shares, representing approximately 4.0% of the Common Stock outstanding, Dickstein Focus owns 184,100 of such shares, representing approximately .8% of the Common Stock outstanding and Dickstein International owns 158,000 of such shares, representing approximately .7% of the Common Stock outstanding.1

         Mark Kaufman, a Vice President of Dickstein Inc., owns 12,000 shares of Common Stock and Arthur Wrubel, also a Vice President of Dickstein Inc. owns 4,000 shares of Common Stock.

         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International and Dickstein Focus, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and

--------
1 Percentages are based upon 23,159,792 shares of Common Stock reported outstanding as of April 15, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.

Dickstein Focus, and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, except to the extent of their actual economic interests.

         Mr. Kaufman and Mr. Wrubel each possess the sole power to vote and dispose of the Common stock owned by him.

         (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF
           THE ISSUER.

                  Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 1997

                              DICKSTEIN & CO., L.P.

                              By:      Alan Cooper, as Vice President
                                       of Dickstein Partners Inc.,
                                       the general partner of
                                       Dickstein Partners, L.P., the
                                       general partner of Dickstein &
                                       Co., L.P.

                              /s/ Alan Cooper
                              ---------------
                              Name: Alan Cooper

                              DICKSTEIN FOCUS FUND L.P.

                              By:      Alan Cooper, as Vice President
                                       of Dickstein Partners Inc.,
                                       the general partner of
                                       Partners, L.P., the general
                                       partner of Dickstein Focus
                                       Fund L.P.

                              /s/ Alan Cooper
                              ---------------
                              Name: Alan Cooper

                              DICKSTEIN INTERNATIONAL LIMITED

                              By:      Alan Cooper, as Vice President
                                       of Dickstein Partners Inc.,
                                       the agent of Dickstein
                                       International Limited

                              /s/ Alan Cooper
                              ---------------
                              Name: Alan Cooper

                              DICKSTEIN PARTNERS, L.P.

                              By:      Alan Cooper, as Vice President
                                       of Dickstein Partners Inc.,
                                       the general partner of
                                       Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              ---------------
                              Name: Alan Cooper

                              DICKSTEIN PARTNERS INC.

                              By: Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              ---------------
                              Name: Alan Cooper

                              /s/ Mark Dickstein
                              ------------------
                              Mark Dickstein

                                  EXHIBIT INDEX




EXHIBIT                 DESCRIPTION                              PAGE

1        Agreement  of  joint  filing  pursuant  to  Rule        18
         13d-1(f)  promulgated under the Securities Exchange
         Act of 1934, as amended

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


                  The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 660 Madison Avenue, New York, New York 10021.

                                 Dickstein Partners Inc.

Name and                      Present Principal
Positions Held                Occupation or Employment

Mark Dickstein                President and Sole Director of Dickstein Inc.
President and
Sole Director


Alan S. Cooper                Vice President and General Counsel of
Vice President                Dickstein Inc.
and General
Counsel

Stephen Cornick               Vice President of Dickstein Inc.
Vice President

Edward Farr                   Vice President of Dickstein Inc.
Vice President

Mark Kaufman                  Vice President of Dickstein Inc.
Vice President

Arthur Wrubel                 Vice President of Dickstein Inc.
Vice President

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE INTERLAKE CORPORATION
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.
-----------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

6/12/97                     7,000              4.0000                 435.00                          28,435.00
6/13/97                    63,000              4.1250               3,795.00                         263,670.00
6/13/97                    96,000              4.1250               5,775.00                         401,775.00
6/16/97                    21,300              4.1250               1,293.00                          89,155.50
6/17/97                     3,700              4.1250                 237.00                          15,499.50
6/18/97                    22,000              4.1250               1,335.00                          92,085.00
6/19/97                    40,000              4.1250               2,415.00                         167,415.00
6/20/97                    50,000              4.1250               3,015.00                         209,265.00
6/23/97                    24,700              4.1250               1,497.00                         103,384.50
6/26/97                     3,100              4.1250                 201.00                          12,988.50
7/16/97                    22,000              4.6250               1,335.00                         103,085.00


Shares Purchased by Dickstein International Ltd
------------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

6/13/97                    27,000              4.1250               1,635.00                         113,010.00
6/16/97                     4,000              4.1250                 255.00                          16,755.00
6/18/97                     3,900              4.1250                 249.00                          16,336.00
6/19/97                     6,800              4.1250                 423.00                          28,473.00
6/20/97                    10,000              4.1250                 615.00                          41,865.00
6/23/97                     1,900              4.1250                 129.00                           7,966.50
7/16/97                     5,000              4.6250                 315.00                          23,440.00

Shares Purchased by Dickstein Focus Fund L.P.
---------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

6/30/97                    62,100              4.2500               3,741.00                         267,666.00
7/2/97                      1,600              4.3125                 111.00                           7,011.00
7/8/97                      4,900              4.3125                 309.00                          21,440.25
7/9/97                     10,000              4.3125                 615.00                          43,740.00
7/15/97                    67,500              4.4840               4,065.00                         306,735.00
7/16/97                    38,000              4.6250               2,295.00                         178,045.00

Shares Purchased by Arthur Wrubel
---------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

6/26/97                    4,000               4.1875                  220.00                        $16,952.00